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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 (MM/DD/YY) AND ENDING 06/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: REGIMENT SECURITIES, LLC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

118 PARKER STREET
(No. and Street)

NEWTON	MA	02459
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN BURNHAM	617-899-0304	STEVE.BURNHAM@REGIMENTSECURITIES.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Goldman & Company CPAs
(Name – if individual, state last, first, and middle name)

3535 Roswell Rd # 32	Marietta	GA	30062
(Address)	(City)	(State)	(Zip Code)

06/25/2009	1952
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Burnham _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Regiment Securities, LLC. _____ , as of 6/30 _____ , 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARLENA OSTROWSKA
Notary Public, Commonwealth of Massachusetts
My Commission Expires April 27, 2029

Notary Public

Signature: _____

Title: CEO
Stephen Burnham
_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- x (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

REGIMENT SECURITIES, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

For the Year Ended June 30,2023

REGIMENT SECURITIES, LLC
Table of Contents
For the Period
July 1, 2022 through June 30, 2023



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Regiment Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Regiment Securities, LLC as of June 30, 2023, the related statements of operations and changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Regiment Securities, LLC as of June 30, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Regiment Securities, LLC 's management. Our responsibility is to express an opinion on Regiment Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule's I- Computation of Net Capital Under SEC Rule 15c3-1, Schedule II-Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 (exemption) and Schedule III-Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Regiment Securities, LLC's financial statements. The supplemental information is the responsibility of Regiment Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's I, II. and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman + Company CPA's PC

We have served as the Company's auditor since 2022.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
October 5, 2023

goldman & COMPANY, CPAs
3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

REGIMENT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2023

ASSETS

Cash & Cash Equivalents	$ 59,039
Accounts Receivable	$ 37,300
Prepaid Deposits	$ 164
TOTAL ASSETS	**$96,503**

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Commission Payable	$ 57,472
Accounts Payable & Other Liabilities	$ 6,192
TOTAL LIABILITIES	**$ 63,664**
MEMBER'S EQUITY	**$ 32,839**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$96,503**

The accompanying notes are an integral part of these financial statements.

REGIMENT SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2023

REVENUE

Activation Fee	$ 1,000
Subscriptions	$ 52,172
Commission Sharing	$ 81,531
Diligence Fee	$ 98,046
Investment Banking-Merger & Acquisition Fees	
Retainer Fee	$ 328,000
Success Fee	$ 99,272
TOTAL REVENUE	**$ 660,021**

EXPENSES

Commission Expense	$519,290
Compensation and Payroll Expenses	$ 297,431
Professional Service Fees	$ 73,311
Licensing & Regulatory Fees	$ 43,855
Technology, Software and Supplies	$ 38,754
Rent and Utilities	$ 7,200
Other Expenses	$ 7,950
TOTAL EXPENSES	**$ 987,791**
NET LOSS	**($327,770)**

The accompanying notes are an integral part of these financial statements.

REGIMENT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2023

BALANCE AT JULY 1, 2022	$ 66,736
Capital Contributions	$ 293,873
Net Loss	$ (327,770)
BALANCE AT JUNE 30, 2023	$ (32,839)

The accompanying notes are an integral part of these financial statements.


REGIMENT SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2023


CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$ (327,770)

Adjustments to reconcile net income to net cash provided by operating activities.

Account Receivables	$ 276
Prepaid Deposits	$ 592
Accounts Payable, commission payable	$ 44,425
Deferred Revenue	$ (15,154)
Net Cash Used in Operating Activities	$ (297,631)

CASH FLOW FROM FINANCING ACTIVITIES

Capital Contributions	$ 293,873
Cash Flow Provided by Financing Activities	$ 293,873
DECREASE IN CASH	$ (3,758)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$ 62,797
CASH AND CASH EQUIVALENTS BALANCE AT END OF YEAR	$ 59,039


The accompanying notes are an integral part of these financial statements.


---

1. <u>Organization and Nature of Business</u>

Regiment Securities, LLC (Company), is a securities broker-dealer registered with the Securities and Exchange Commission (SEC), a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Securities Investor Protection Corporation (SIPC). The Company is a Delaware Limited Liability Company (LLC) and a majority owned subsidiary of Regiment, LLC. (the "Parent"). The Company operates as a placement agent specializing in private placements of securities and financial advisory services.

2. <u>Significant Accounting and Reporting Policies</u>

<u>Basis of Presentation</u>

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of June 30, 2023, and is not necessarily indicative of the results for any future period.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and Cash Equivalents</u>

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. On June 30, 2023, the Company had no cash equivalents.

<u>Revenue</u>

The Company recognizes *Revenue from Contracts with Customers* in accordance with (ASC 606). This

Significant Accounting and Reporting Policies, Continued

revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with a customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC 606 include private securities placement services, referral activities and commission sharing with other broker-dealers.

Subscriptions - The Company sells annual and semi-annual subscription services, the terms are paid in advance and recognized over the life of the contract or as performance obligations are met. The subscription services are to assist its clients in raising capital for private placement of securities.

Commission Sharing fees – From time to time, the Company may refer certain institutional clients (generally hedge funds) who seek to engage in general securities trading activities to trading broker-dealers who are approved for such activities. The general securities trading broker-dealer pays the Company a percentage of the commissions generated on the transactions from that customer. The Company may receive compensation for referrals involving a broad range of securities products including, but not exclusive to equity securities, closed end funds, exchange traded funds and exchange-traded limited partnerships. Referral fees are dictated by the referral arrangement entered into between the Company and the general securities broker-dealer. Commission revenue is recognized when the Company is notified of the trade normally on the date of the trade activity.

Investment Banking-Merger and Acquisition Contracts ("M&A") - In certain M&A engagements, clients are assessed nonrefundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client or fees which are in relation to of a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. Nonrefundable retainer fees, which are not linked to a specific period of time, are recognized when performance obligations are satisfied. The Company evaluates its

Significant Accounting and Reporting Policies, Continued

nonrefundable retainer payments to ensure the fees relate to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.

Referrals, retainers, and other fees received from customers prior to recognizing the revenue are reflected as contract liabilities (deferred revenue) on the Statement of Financial Condition. The Company had no deferred revenue at June 30, 2023.

Success Fees: are recognized on the close or the funding of an engagement. They may be a flat fee or percentage of what the customer receives. Success Fees may be net of retainers previously recognized.

Listing Fees: The Company sells listing space on its website private placement services for its clients. The terms are monthly/annual and are recognized rateably over the term of the contract. There were no listing fees in the year ended June 30, 2023.

Activation Fee: The Company charges an activation fee once it has signed an engagement letter with each new issuer customer. This fee covers legal and compliance costs, onboarding the customer into our system and data storage. Lastly, Registered Persons are then assigned to the project to lead the project.

Diligence Fee: The Company charges an issuer customer a due diligence fee to investigate the potential offering. The purpose of the due diligence phase is to confirm the accuracy of the information presented by the issuer. The Due Diligence process includes a reasonable investigation into the company, background checks of each person of the subject company, which also includes anti-money laundering/customer identification verification and bad actor reviews.

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Members. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority. Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity,

Significant Accounting and Reporting Policies, Continued

and the decision not to file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of June 30, 2023. The Company is not currently under audit by any tax jurisdiction.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changes the ways entities recognize and record credit losses on financial instruments such loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

ASC 606-10 defines a contract asset as an entity's conditional right to consideration in exchange for goods and services. The conditional right is based on something other than the passage of time, such a future performance. Once the conditional right has been fulfilled and an unconditional right to consideration exists, the contract asset becomes a trade receivable. While contract assets are not financial assets, ASC 606-10-45-3 requires these assets to be evaluated for credit losses under ASC 326-20. Therefore, estimates of expected credit losses on contract assets over their life are required to be recorded at inception and on an ongoing basis, based on historical information, current conditions, and reasonable and supportable forecasts.

Accounts Receivable

The Company may, at times, have an account receivable related to referral and commission sharing from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience and customer worthiness.

The Company had $37,300 in account receivable from executed contracts on June 30, 2023.

Significant Accounting and Reporting Policies, Continued

New Accounting Standards

The Company is evaluating new accounting standards and will implement as required.

3. **Leases**

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases.

The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized as the present value of its future lease payments. The discount rate used for the present value is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company had no long-term leases as of June 30, 2023.

4. **Related Parties**

The Company has executed an expense sharing agreement (ESA) with the Parent effective July 16, 2021, whereby the Company records a monthly allocation of expenses incurred by the Parent on its behalf. During the period July 1, 2022, through June 30, 2023, the Company recorded software expenses under this agreement totaling $2,277. The Company also executed an expense sharing agreement with Stephen Burnham, CEO, and

Significant Accounting and Reporting Policies, Continued

minority owner effective July 16, 2021, whereby the Company records a monthly allocation of expenses incurred by Stephen Burnham on its behalf. Included in the total is a provision for rent and utilities for office space. For the period July 1, 2022, through June 30, 2023, the Company recorded rent and utilities totaling $7,200 related to the shared expense with Stephen Burnham.

The Company pays compensation to Stephen Burnham for management of the firm. This totaled $129,180 for the year ended June 30.2023, recorded in compensation and payroll expense.

There were no amounts receivable or payable from the above transactions at June 30, 2023.

During the period July 1, 2022, through June 30, 2023: the Parent made $259,098 in cash capital contributions to the Company, and $5,875 in debt forgiveness capital contributions of ESA allocations and direct costs paid on the Company's behalf; and Steven Burnham made $28,900 in cash capital contributions.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 1500% or 15:1.

On June 30, 2023, the Company had net capital of $6,973 which was $1,973 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 913.06%.

6. Business Concentrations

The Company received revenue primarily from six customers, Sweetwater Investments, Roofstock, Inc., Lotus Capital, Arctaris, Camo Disposal LLC, and Fieldpoint Equity Infrastructure Fund LP, that accounted for approximately 55% of earned revenue for the year ended June 30, 2023.

7. Subordinated Liabilities

The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the period, end of the period, and during the period ended June 30, 2023.

8. Commitments and Contingencies

The Company does not have any commitments or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation.

Significant Accounting and Reporting Policies, Continued

9. Account Receivable

The Company has evaluated its accounts receivable and determined that no allowance is needed for bad debt. All accounts receivable is considered collectable as June 30, 2023. The terms of accounts receivable are due when services have been provided. The accounts receivable balance at June 30, 2022 was $37,578.

10. Subsequent Events

Management has evaluated all events or transactions that occurred through October 5, 2023, the date of the issued financial statements. During this period, there were no material recognizable subsequent events that required recording or disclosures in the June 30, 2023, financial statements.

Supplemental Schedules

REGIMENT SECURITIES, LLC

Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934

As of June 30, 2023

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	32,839

LESS:

Non-allowable assets

Prepaid deposits and accounts receivable	$	(25,866)
Net Capital	$	6,973

Minimum dollar net capital requirement of reporting broker-dealer (greater of minimum net capital requirement of $5,000 or 6 2/3% of aggregate indebtedness) $ 5,000

EXCESS NET CAPITAL

	$	1,973
AGGREGATE INDEBTEDNESS	$	63,664

MINIMUM NET CAPITAL BASED ON AGGREGATE INDEBTEDNESS	$	4,244

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	913.06%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part IIA Form X-17A-5 as of June 30, 2023, as filed on July 25, 2023.

See accompanying report of independent registered public accounting firm.

REGIMENT SECURITIES, LLC

Schedule II – Computation for Determination of Reserve Requirements
for Brokers and Dealers Pursuant to Rule 15c3-3 under the
Securities and Exchange Act of 1934

June 30, 2023

___

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and Is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and was in compliance with the conditions of Footnote 74 for the period July 1, 2022, through June 30, 2023.

REGIMENT SECURITIES, LLC

Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

June 30, 2023

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and Is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and was in compliance with the conditions of Footnote 74 for the period July 1, 2022 through June 30, 2023.



goldman & COMPANY, CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Regiment Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Regiment Securities, LLC (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to include receiving transaction-based compensation for identifying potential merger and acquisition opportunities, private placement of securities and investment banking for clients.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Regiment Securities LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Regiment Securities LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Goldman + Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
October 5, 2023

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683



Exemption Report

Regiment Securities, LLC. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to; (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (3) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the year ending June 30, 2023.

Regiment Securities
I, Stephen Burnham, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

Steve Burnham

B1A74C1E174F4A2...

By:
Title: CEO

July 10, 2023

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Regiment Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Regiment Securities, LLC (the Company) and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2023, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, Georgia
October 5, 2023

goldman & COMPANY, CPAs